

DELIVERING THE BOATING DREAM

P.E.
9/30/02

MarineMax Inc

2002 ANNUAL REPORT

C O M P A N Y   P R O F I L E

MarineMax is the world's largest and most successful boat retailer with 59 locations in 13 states. MarineMax is the industry leader, offering premium brands including Sea Ray, Boston Whaler, and Hatteras Yachts, among others. MarineMax complements its industry leading brands with exclusive, value-added services, such as dedicated delivery captains, classroom and in-water customer training, professionally organized *Getaways* cruises, our unique *Value-price* no-haggle approach, and unparalleled after-sale service. MarineMax focuses on the customer and the philosophy of ***Delivering the Boating Dream***, which is the driving force behind MarineMax. Whether our customers want to spend time cruising, fishing, skiing, tubing, or simply relaxing, MarineMax helps them get away from the stresses of everyday life and makes boating a fun and easy activity for the whole family. It's our ability to deliver a premier boating experience that keeps propelling MarineMax's industry-leading performance year after year.

Fifty-nine locations in the following states:

Arizona • California • Delaware • Florida • Georgia • Minnesota • Nevada • New Jersey • North Carolina • Ohio • South Carolina • Texas • Utah


Number of Stores(1)
26
40
51
52
53
59
'97 '98 '99 '00 '01 '02


Revenue(1)
(in millions of dollars)
240
291
450
551
504
541
'97 '98 '99 '00 '01 '02


Average Revenue Per Store(1)
(in millions of dollars)
10.5
11.3
12.8
14.1
12.4
12.3
'97 '98 '99 '00 '01 '02

(1) Charts are based on calendar or fiscal years, as appropriate.







FINANCIAL HIGHLIGHTS

(amounts in thousands except per share data)	**2002**	2001	2000
Revenue	**$540,716**	$504,071	$550,654
Gross profit	**$124,579**	$120,087	$131,574
Income from operations	**$ 29,012**	$ 27,353	$ 39,054
Income before tax provision	**$ 27,748**	$ 24,957	$ 34,927
Diluted net income per share	**$ 1.10**	$ 1.01	$ 1.41

Positioned to Capitalize *on emerging opportunities.*

Dear Stockholders and MarineMax Team Members:

As many of you know, I've devoted most of my professional career to the marine industry. I've seen it transform from a mom and pop business to a major sector of the leisure industry. The nature of this change hasn't altered the simple philosophy of delivering the best experience possible to boaters. What has changed, however, is our view on growth and delivering not only the dream for boaters but returns for stockholders. As chief executive officer of MarineMax, I pledge to our stockholders that we will undertake initiatives and strategies that deliver consistent and steady financial performance.

Despite the fact that fiscal 2002 was marked by one of the more difficult periods in our country's history, I am pleased to report that we were able to increase our earnings, improve our already strong balance sheet, and enhance our leading position in the marketplace. These results illustrate our resiliency and the quality and commitment of our dedicated team. While we were not immune to the negative business climate, our operating results significantly outperformed those of our competition. MarineMax's management team is committed to delivering an outstanding experience to our customers, stockholders, and team members, regardless of the obstacles that arise. I am proud to say that in fiscal 2002, our team delivered.

We continued to solidify our position as the world's preeminent boat retailer. Through acquisitions and the fine tuning of our business and marketing strategy, we strengthened our presence in the United States and our ability to continue successfully "Delivering the Boating Dream."

During the year, we completed the largest acquisition since our June 1998 initial public offering. Specifically, we purchased Gulfwind Marine, which operated three sales/service/marina locations in and around Sarasota, Florida. The acquired stores generated approximately $60 million in their last full fiscal year and have a reputation for quality service and strong customer support. The stores are in one of the fastest growing boating markets in the United States and provide exciting opportunities for future growth. The locations greatly complement our existing stores in markets to the north and south of Sarasota. Our cross marketing opportunities and our ability to enhance a boater's enjoyment on the west coast of Florida are unique to MarineMax, providing a significant competitive advantage. The acquisition integration has been very smooth, which we attribute to the depth of our due diligence prior to the acquisition, their strong team, and our management. We also credit the similar operating strategy and cultures of the two companies. This acquisition will improve our ability to serve our customers throughout Florida, increase our already leading market share, and provide additional revenue growth, facilitating future operating margin expansion.

In addition to Sarasota, we capitalized on an opportunity to move into the lucrative Southern California market. San Diego is one of the best boating markets on the



"Due to our strong performance in unfavorable times, I am confident about our business and the outlook for future success."

Mike Aiello—*Vice President,* MarineMax, Inc.
Manages our Mid-Atlantic Region
(New Jersey and neighboring states)



Sundeck







"Through acquisitions and the fine tuning of our business and marketing strategy, we continued to [illegible] as the [illegible] boat retailer."






"Not only did our **results surpass** *those posted within our industry, they surpassed the results of companies in many* **other industries.**"

Continued Growth *through superior customer satisfaction.*

West Coast and complements our locations in Northern California, Arizona, and Nevada. Boaters from those markets frequent the waters of Southern California. Now we are able to enhance their boating experience while they are in San Diego.

We also opened or significantly expanded three sales, service, and marina locations in fiscal 2002: Stuart, Florida; Seabrook (near Houston), Texas; and Burnt Store (near Ft. Myers), Florida. We expect all of these stores to contribute to MarineMax's bottom line.

Our expansion opportunities during the year were made possible by our financial strength. Our strong balance sheet enabled the December 2001 completion of our $240 million financing facility, the largest ever in the marine industry. This competitively priced facility is a working capital line of credit providing access to $240 million in borrowings. In addition, our strong cash flow allowed us to further improve our balance sheet. Among other more obvious benefits, our capital allows us to expand our marketing efforts while aggressively pricing our products to gain additional market share. We intend to continue gaining market share through our ongoing emphasis on communicating the many benefits of boating to boaters and prospects alike.

The more significant financial highlights from our fiscal year ended September 30, 2002, are as follows:

- Revenue grew 8% to $540.7 million, fueled by a 3% increase in same-store sales and additional revenue that came primarily from the operations acquired in Sarasota, Florida.

- While our gross profit percentage fell by approximately 60 basis points due to margin pressure caused by the unfavorable economic climate, we expanded our higher margin businesses, such as parts, service, brokerage, finance and insurance activities, which mitigated much of the pressure.

- Our selling, general, and administrative expenses as a percentage of revenue fell by over 50 basis points. The drop is even greater when the Sarasota acquired operations are factored out, as they historically have operated at a lower operating margin than the rest of MarineMax. The improvement in selling, general, and administrative expenses as a percentage of revenue is directly attributable to our cost-containment initiatives and better leverage driven by the same-store sales growth.

- As a result, our net income grew by over 11%. Our earnings growth came at a time when many companies were experiencing declines in earnings.

Not only did these results surpass those posted within our industry, they surpassed the results of companies in many other industries. Our performance demonstrates the strength of MarineMax.

As we look ahead, we are confident that MarineMax's extensive retail platform and financial strength have positioned us well for future growth. While we wait for a clear indicator that market conditions are improving, we will continue to strengthen our team and utilize our strong balance sheet to expand opportunistically. Operationally, we remain committed to increasing profitability and mitigating pricing

"I am proud to be part of the MarineMax family. It's all about the people and dreams. That's what separates MarineMax from any other company in our industry. It is our passion that allows us to enhance both our customers' and our team members' experiences."

Tony Pasca—*President,* MarineMax Motor Yachts
Manages our Motor Yachts Operations



Hatteras

Focused on Strategic *marketing and distribution.*

pressure through an expanded emphasis on high-margin businesses, such as service, parts, brokerage, finance, and insurance activities. This diversity, along with our focus on cost-containment initiatives, should maximize our profits going forward.

Additional 2002 Highlights:

➢ We strengthened our parts and service operations with the addition of two strong team members who will oversee these initiatives from a national perspective, facilitating the implementation of best practices in all of our operations.

➢ We launched our new website in mid-February and, in doing so, have strengthened our online position. The new website includes cooperative relationships with other websites, including www.boatest.com, www.trader.com, and www.yachtworld.com. These relationships will give our customers access to more information, virtual boat tours, a calendar of events, and an unsurpassed listing of new and used boats. Our new site allows significantly improved lead-generation and follow-up with online shoppers.

➢ We have teamed up with Bisk Learning, the nation's premier e-Learning provider, for a new online learning system that will provide our employees with orientations and indoctrinations, best practice seminars, and sales and management courses, among others. This new online format provides better accountability and flexibility, ensuring our team remains "best-in-class."

➢ We added Hatteras Yachts and greatly expanded our brokerage efforts in Texas. These additions were followed by the opening of the Seabrook store (near Houston), which is unquestionably among the very best in the industry.

➢ We added Meridian Yachts, a new line of yachts built by Brunswick Corporation. Meridian complements our existing brands and should allow us to expand same-store sales growth, thereby adding incremental operating margin enhancement opportunities.

➢ We also significantly expanded our relationship with Tracker, one of the nation's premier builders of aluminum fishing, fiberglass bass, and run-about boats. We added Tracker to our stores in Minnesota, Georgia, and Ohio. These markets have a significant number of boaters who desire these products. Again, these products complement our existing brands and should yield additional opportunities for operating margin enhancement.

➢ We continued our focus on a Topgraded team by recruiting, developing, or redeploying team members to align their competencies with those of the job. Everyone at MarineMax is committed and intensely focused on people and strengthening our team.



"We are continuing to strengthen our efforts in the consolidation of Florida to enhance our customers' boating experience while providing growth and income opportunities to MarineMax."

Ed Russell—*Vice President,* MarineMax, Inc.
Manages our Florida Operations



"We will continue our mission of **revolutionizing** *the marine retailing industry through an* **unyielding commitment** *and focus on customer service."*

GROWTH

through dedication, reliability and quality.

Continued Growth:

As we ride the wave of growth and financial strength, we are very optimistic about our future. Our goals for 2003 are consistent with the strategies we embraced over five years ago. We will continue our mission of revolutionizing the marine retailing industry through an unyielding commitment and focus on customer service. By leveraging our infrastructure, repositioning stores to maximize our sales, and supplementing our product offerings, we aim to continue to improve our operating margins and enhance our customer's experience. MarineMax will also seek growth by searching for accretive expansion opportunities. These opportunities may be strategic acquisitions or simply opportunities to increase sales and profits. We will increase our profitability by focusing on those factors which are within our control that will allow us to capitalize on opportunities as the economy recovers.

While we do not know when the promotional pricing pressure from our competitors and the associated gross margin pressure will end, we do understand that we must continue to focus on improving our customers' lifestyles relating to the boating experience by focusing on family bonding, stress relief from our hectic lives, and the ability to do so close to home. We are leading the industry in profitability and growth, and our approach is yielding very strong financial results. Our possibilities are endless.

Thank you for your belief in MarineMax.

William H. McGill, Jr.
Chairman of the Board,
Chief Executive Officer
and President



William III, *2 years*



Jack, *8 months*

The MarineMax Advantage:

The MarineMax advantage begins as soon as a potential customer walks through the door. Our professional sales consultants assess customer needs and direct them to the appropriate range of boats. To ensure our customers get the boat of their dreams, our experienced team will set up a convenient, no hassle sea trial. To quickly and safely get our customers on the water, we offer flexible financing, extended service plans, and professional in-water deliveries that include a full tank of fuel and all the necessary safety equipment.

We also offer a full range of boaters' education seminars to ensure that our customers have the knowledge to fully enjoy the boating experience. These seminars include "Women on Water" to give women the knowledge and confidence necessary to pilot their boats and "Kids in Boating," which is designed to ensure children's safety and a fun-filled boating experience. Once underway, we also offer full-service facilities and, at many locations, mobile dockside service so we are there when we are needed the most.

Also available to our customers are MarineMax led Getaways. *Getaways are professionally organized MarineMax trips that give our customers the opportunity to take their boats, in a group environment, to some of the best boating destinations in the world. These* Getaways *provide our customers with the opportunity to increase their boating knowledge, meet other boaters, and have fun with their families while doing so.*

SELECTED FINANCIAL DATA

MarineMax, Inc. and Subsidiaries

(amounts in thousands except share and per share data)

The following table contains certain financial and operating data and is qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this report. The balance sheet data as of September 30, 2002 and the statement of operations data for the fiscal year ended September 30, 2002 were derived from the consolidated financial statements and notes thereto that have been audited by Ernst & Young LLP, independent certified public accountants. The balance sheet data as of September 30, 2001, 2000, 1999, and 1998 and the statements of operations data for the fiscal years ended September 30, 2001, 2000, 1999, and 1998 were derived from the consolidated financial statements and notes thereto that have been audited by Arthur Andersen LLP, independent certified public accountants. The financial data shown below should be read in conjunction with the consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Fiscal Year Ended September 30,				
	2002	2001	2000	1999	1998
STATEMENT OF OPERATIONS DATA:					
Revenue	**$540,716**	$504,071	$550,654	$450,058	$291,182
Cost of sales	**416,137**	383,984	419,080	338,403	220,364
Gross profit	**124,579**	120,087	131,574	111,655	70,818
Selling, general, and administrative expenses	**95,567**	92,734	92,520	79,484	52,479
Non-recurring settlement[1]	—	—	—	—	15,000
Income from operations	**29,012**	27,353	39,054	32,171	3,339
Interest expense, net	**1,264**	2,396	4,127	2,040	2,212
Income before tax provision	**27,748**	24,957	34,927	30,131	1,127
Tax provision	**10,683**	9,608	13,534	11,978	1,705
Net income (loss)	**$ 17,065**	$ 15,349	$ 21,393	$ 18,153	$ (577)
Net income (loss) per share: Diluted	**$ 1.10**	$ 1.01	$ 1.41	$ 1.21	$ (0.05)
Weighted average number of shares: Diluted	**15,540,973**	15,238,719	15,204,182	14,964,727	11,027,949
OTHER DATA:					
Number of stores[2]	**59**	53	52	51	40
Sales per store[3]	**$ 12,273**	$ 12,382	$ 14,056	$ 12,938	$ 11,269
Same-store sales growth[4]	**3%**	(9)%	20%	18%	18%

	September 30,				
	2002	2001	2000	1999	1998
BALANCE SHEET DATA:					
Working capital	**$ 55,426**	$ 47,447	$ 40,853	$ 28,353	$ 29,080
Total assets	**301,146**	264,490	231,330	235,751	150,458
Long-term debt (including current portion)	**21,765**	8,640	6,280	7,520	3,692
Total stockholders' equity	**145,190**	127,693	112,340	90,234	66,335

(1) On March 12, 1998, we and Brunswick entered into a Settlement Agreement under which Brunswick agreed not to challenge the change in control provisions of the acquired companies dealership agreements and we agreed to pay Brunswick $15.0 million.
(2) Includes only those stores open at period end.
(3) Includes only those stores open for the entire preceding 12- or nine-month period, respectively.
(4) New and acquired stores are included in the comparable base at the end of the store's thirteenth month of operations.

We are the largest recreational boat retailer in the United States with fiscal 2002 revenue exceeding $540 million. Through 59 retail locations in 13 states, we sell new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. We also arrange related boat financing, insurance, and extended warranty contracts; provide boat repair and maintenance services; and offer yacht or boat brokerage services.

MarineMax was incorporated in January 1998. We have significantly expanded our operations through the acquisition of 18 recreational boat dealers, two boat brokerage operations, and one full-service yacht repair facility since our formation. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

During the fiscal year ended September 30, 2002, we completed the acquisition of two recreational boat dealers. During April 2002, we acquired the net assets, including the owned sales and marina facilities, and assumed certain liabilities of Gulfwind Marine Partners, Inc. and affiliates, a privately held boat dealership with locations in Sarasota, Venice, and Cape Haze, Florida, for approximately $16 million in cash. During July 2002, we acquired substantially all of the assets and assumed certain liabilities of Seaside Marine, Inc., a privately held boat dealership in San Diego, California, for approximately $100,000 in cash including acquisition costs. These acquisitions were accounted for under the purchase method of accounting.

During the fiscal year ended September 30, 2001, we completed the acquisition of one full-service yacht repair facility. We acquired the net assets, including the assumption of certain liabilities and related property and buildings, for approximately $5.6 million in cash, including acquisition costs. The acquisition was accounted for under the purchase method of accounting.

During the fiscal year ended September 30, 2000, we completed the acquisition of two recreational boat dealers. We acquired the net assets and assumed or retired certain liabilities, including the outstanding floorplan obligations related to new boat inventories, for approximately $4.8 million in cash, including acquisition costs. These acquisitions were accounted for under the purchase method of accounting.

We derive our revenue from selling new and used recreational boats and related marine products; arranging third-party financing, insurance, and extended warranty products; providing boat repair and maintenance services; and offering boat and yacht brokerage services. Revenue from boat or related marine product sales, boat repair and maintenance services, and boat or yacht brokerage services is recognized at the time the product is delivered to the customer or the service is completed. Revenue earned by us for arranging financing, insurance, and extended warranty products is recognized at the later of customer acceptance of the service contract terms as evidenced by contract execution, or when the related boat sale is recognized.

Cost of sales generally includes the cost of the recreational boat or other marine product, plus any additional labor, parts, or consumables used in providing maintenance, repair, and rigging services.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales, and parts and service operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. Commissions earned by us for placing notes with financial institutions in connection with customer boat financing is recognized when the related boat sale is recognized. Marketing fees earned on credit life, accident, and disability and hull insurance products sold by third-party insurance companies are also recognized when the related boat sale is recognized. Commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies are recognized at the later of customer acceptance of the service contract terms as evidenced by contract execution, or when the related boat sale is recognized.

Valuation of Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. We have elected to early adopt SFAS 142 in fiscal 2002. SFAS 142 requires that the first step of the transitional goodwill impairment test to be completed within six months from the date of initial adoption of the statement.

In addition to this initial assessment, we assess the impairment of identifiable intangible assets and goodwill at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of an identifiable intangible asset or goodwill exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We have completed the transitional goodwill impairment test, which resulted in no impairment of goodwill. We have also completed the annual goodwill impairment test during fiscal 2002, which resulted in no impairment of goodwill. We will continue to test goodwill for impairment at least annually and if events occur and circumstances change, causing a fair value below the carrying amount, impairment losses may be recognized in the future. Identifiable intangible assets and net goodwill amounted to $49.9 million as of September 30, 2002.

Inventories

New and used boat inventories are stated at the lower of cost, determined on a specific-identification basis, or market. Parts and accessories are stated at the lower of cost, determined on the first-in, first-out basis, or market. If the carrying amount of our inventory exceeds its fair value, we write down our inventory to its fair value. We utilize our historical experience and current sales trends as the basis for our lower of cost or market analysis. If events occur and market conditions change, causing the fair value to fall below carrying value, inventory write-downs may be required.

For a more comprehensive list of our accounting policies, including those which involve varying degrees of judgment, see Note 3 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table sets forth certain financial data as a percentage of revenue for the periods indicated:

	Fiscal Year Ended September 30,					
(amounts in thousands)	**2002**		2001		2000	
Revenue	**$540,716**	**100.0%**	$504,071	100.0%	$550,654	100.0%
Cost of sales	**416,137**	**77.0%**	383,984	76.2%	419,080	76.1%
Gross profit	**124,579**	**23.0%**	120,087	23.8%	131,574	23.9%
Selling, general, and administrative expenses	**95,567**	**17.7%**	92,734	18.4%	92,520	16.8%
Income from operations	**29,012**	**5.3%**	27,353	5.4%	39,054	7.1%
Interest expense, net	**1,264**	**0.2%**	2,396	0.4%	4,127	0.8%
Income before tax provision	**27,748**	**5.1%**	24,957	5.0%	34,927	6.3%
Income tax provision	**10,683**	**2.0%**	9,608	1.9%	13,534	2.5%
Net income	**$ 17,065**	**3.1%**	$ 15,349	3.0%	$ 21,393	3.9%

Fiscal Year Ended September 30, 2002 Compared to Fiscal Year Ended September 30, 2001

Revenue. Revenue increased $36.6 million, or 7.2%, to $540.7 million for the fiscal year ended September 30, 2002 from $504.1 million for the fiscal year ended September 30, 2001. Of this increase, $23.1 million was attributable to stores not eligible for inclusion in the comparable store base and $13.5 million was attributable to 3% growth in comparable stores sales in 2002. We believe the increase in comparable store sales in fiscal 2002 resulted primarily from our focus on our core retailing strategies of customer service and delivering a family-oriented boating experience.

Gross Profit. Gross profit increased $4.5 million, or 3.7%, to $124.6 million for the fiscal year ended September 30, 2002 from $120.1 million for the fiscal year ended September 30, 2002. Gross profit margin as a percentage of revenue decreased to 23.0% in 2002 from 23.8% in 2001. The decrease was attributable to a proportionate increase in sales of larger boats, which historically carry lower gross profits and downward pressure on the selling price of our boats due to softer economic and market conditions. This decline was partially offset by an increase in parts and service revenue and commissions/marketing fees received on certain finance and insurance products, which generally yield higher gross margins than boat sales.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $2.8 million, or 3.1%, to $95.6 million for the fiscal year ended September 30, 2002 from $92.7 million for the fiscal year ended September 30, 2001. Selling, general, and administrative expenses as a percentage of revenue decreased to 17.7% in 2002 from 18.4% in 2001. The decrease in selling, general, and administrative expenses as a percentage of revenue is attributable to our cost-containment initiatives, including workforce reductions, resulting in a stronger leveraging of our operating structure and approximately $1.0 million from the elimination of goodwill amortization, which represents the impact of adopting SFAS 142, partially offset by the acquisition of Gulfwind Marine, which currently operates at a lower operating margin than the rest of our company.

Interest Expense, Net. Interest expense, net decreased $1.1 million, or 47.2%, to $1.3 million for the fiscal year ended September 30, 2002 from $2.4 million for fiscal year ended September 30, 2001. Interest expense, net as a percentage of revenue, decreased to 0.2% in 2002 from 0.5% in 2001. The decrease in total interest charges was the result of a more favorable interest rate environment, partially offset by an increase in long-term borrowings or mortgages placed on new and acquired facilities.

Income Tax Provision. Income taxes increased $1.1 million, or 11.2%, to $10.7 million for the fiscal year ended September 30, 2002 from $9.6 million for fiscal year ended September 30, 2001. Our effective tax rate remained constant at 38.5% in 2002 and 2001.

Fiscal Year Ended September 30, 2001 Compared to Fiscal Year Ended September 30, 2000

Revenue. Revenue decreased $46.6 million, or 8.5%, to $504.1 million for the fiscal year ended September 30, 2001 from $550.7 million for the fiscal year ended September 30, 2000. The decrease was attributable to a decline in the economic environment in the current year and adverse weather conditions in certain of our operating regions. These factors resulted in a 9% decline in same-store sales, or a revenue decrease of $49.8 million, partially offset by $3.2 million related to stores not eligible for inclusion in the comparable-store base.

Gross Profit. Gross profit decreased $11.5 million, or 8.7%, to $120.1 million for the fiscal year ended September 30, 2001 from $131.6 million for the fiscal year ended September 30, 2000. Gross profit margin as a percentage of revenue decreased from 23.9% to 23.8% from fiscal 2000 to 2001. The slight decrease in gross profit margin was attributable to an increase in the sale of larger products, which historically yield lower gross profits per unit and downward pressure on the sales price of our products due to the generally worse economic environment. The decrease in gross profit margin was partially offset by an increase in service and finance and insurance income. These products historically yield higher gross profits.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased approximately $200,000, or 0.2%, to $92.7 million for the fiscal year ended September 30, 2001 from $92.5 million for the fiscal year ended September 30, 2000. Selling, general, and administrative expenses as a percentage of revenue increased to 18.4% in fiscal 2001 from 16.8% in fiscal 2000. The increase in selling, general, and administrative expenses as a percentage of revenue is attributable to a weaker leveraging of the operating expense structure, due to the decrease in revenue. Additionally, while our service operations yield higher gross profits they also carry a higher selling, general, and administrative expense structure.

Interest Expense, Net. Interest expense, net decreased approximately $1.7 million, or 41.5%, to $2.4 million for the fiscal year ended September 30, 2001 from $4.1 million for the fiscal year ended September 30, 2000. Interest expense, net as a percentage of revenue, decreased to 0.4% in 2001 from 0.7% in 2000. The decrease in total interest charges was the result of a more favorable interest rate environment during the year ended September 2001 versus 2000 and changes in our product mix.

Income Tax Provision. Income taxes decreased $3.9 million, or 29.0%, to $9.6 million for the fiscal year ended September 30, 2001 from $13.5 million for the fiscal year ended September 30, 2000. Our effective income tax rate remained relatively constant at 38.5% in 2001 and 38.7% in 2000.

QUARTERLY DATA AND SEASONALITY

The following table sets forth certain unaudited quarterly financial data for each of our last eight quarters. The information has been derived from unaudited financial statements that we believe reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such quarterly financial information.

The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

(amounts in thousands except share and per share data)	**September 30, 2002**	**June 30, 2002**	**March 31, 2002**	**December 31, 2001**	September 30, 2001	June 30, 2001	March 31, 2001	December 31, 2000
Revenue	**$135,742**	**$170,595**	**$133,794**	**$100,585**	$110,376	$165,694	$143,224	$84,777
Cost of sales	**98,568**	**130,466**	**106,233**	**80,870**	79,525	127,301	112,718	64,440
Gross profit	**37,174**	**40,129**	**27,561**	**19,715**	30,851	38,393	30,506	20,337
Selling, general, and administrative expenses	**26,786**	**27,126**	**21,852**	**19,803**	22,501	24,390	24,776	21,067
Income (loss) from operations	**10,388**	**13,003**	**5,709**	**(88)**	8,350	14,003	5,730	(730)
Interest expense, net	**355**	**478**	**264**	**167**	796	732	579	289
Income (loss) before tax provision	**10,033**	**12,525**	**5,445**	**(255)**	7,554	13,271	5,151	(1,019)
Tax provision (benefit)	**3,862**	**4,822**	**2,096**	**(97)**	2,908	5,056	2,015	(371)
Net income (loss)	**$ 6,171**	**$ 7,703**	**$ 3,349**	**$ (158)**	$ 4,646	$ 8,215	$ 3,136	$ (648)
Net income (loss) per share: Diluted	**$ 0.40**	**$ 0.49**	**$ 0.22**	**$ (0.01)**	$0.30	$ 0.54	$ 0.21	$ (0.04)
Weighted average number of shares: Diluted	**15,588,763**	**15,780,582**	**15,253,479**	**15,246,459**	15,255,303	15,231,290	15,195,815	15,250,026

LIQUIDITY AND CAPITAL RESOURCES

Our cash needs are primarily for working capital to support operations, including new and used boat and related parts inventories, off-season liquidity, and growth through acquisitions and new store openings. These cash needs have historically been financed with cash from operations and borrowings under credit facilities. We depend upon dividends and other payments from our consolidated operating subsidiaries to fund our obligations and meet our cash needs. Currently, no agreements exist that restrict this flow of funds.

For the fiscal years ended September 30, 2002, 2001, and 2000, we generated cash flows from operating activities of approximately $4.2 million, $9.6 million, and $15.8 million, respectively. In addition to net income, cash provided by operating activities was due primarily to inventory management, including the management of inventory financing.

For the fiscal years ended September 30, 2002, 2001, and 2000, cash flows used in investing activities was approximately $22.3 million, $14.4 million, and $10.9 million, respectively. Cash used in investing activities was primarily attributable to cash used in business acquisitions and to purchase property and equipment associated with opening new or improving existing retail facilities.

For the fiscal years ended September 30, 2002 and 2001, cash flows provided by financing activities approximated $12.4 million and $2.2 million, respectively. For the fiscal year ended September 30, 2000, cash flows used in financing activities approximated $600,000. For the fiscal years ended September 30, 2002 and 2001, cash flows provided by financing activities reflect the proceeds from borrowing on long-term debt, mortgages, which was partially offset by the repayment of long-term debt. For the fiscal years ended September 30, 2000 cash used in financing activities was primarily attributable to repayments on long-term debt.

As of September 30, 2002, our indebtedness totaled approximately $116.8 million, of which approximately $21.8 million was associated with our real estate holdings and $95.0 million was associated with financing our inventory and working capital needs.

In December 2001, we entered into a revolving credit facility that provides a line of credit with asset-based borrowing availability of up to $220 million. The facility also allows us $20 million in traditional floorplan borrowings. The facility, which has a three-year term with two one-year renewal options, replaces four separate line of credit facilities. In November 2002, we exercised one of the two one-year renewal options, which the bank approved, extending the maturity date to December 2005. The facility accrues interest at a rate of LIBOR plus 175 to 260 basis points, which shall be determined in accordance with a performance pricing grid, as defined in the credit agreement. Borrowings under the facility are pursuant to a borrowing base formula and are used primarily for working capital and inventory financing. The terms and conditions of the facility are similar to the terms and conditions of the prior separate line of credit facilities.

During the fiscal years ended September 30, 2002, 2001, and 2000, we completed the acquisition of five marine retail operations. We acquired the net assets, related property, and buildings and assumed or retired certain liabilities, including the outstanding floorplan obligations related to new boat inventories, for approximately $26.5 million in cash, including acquisition costs.

Except as specified in this "Management's Discussion and Analysis of Financial Condition, and Results of Operations" and in the attached consolidated financial statements, we have no material commitments for capital for the next 12 months. We believe that our existing capital resources will be sufficient to finance our operations for at least the next 12 months, except for possible significant acquisitions.

CONTRACTUAL COMMITMENTS AND COMMERCIAL COMMITMENTS

The following table sets forth a summary of our material contractual obligations and commercial commitments as of September 30, 2002:

Year Ending September 30,	Line of Credit	Long-Term Debt	Operating Leases	Total
		(amounts in thousands)		
2003	$95,000	$ 1,908	$ 4,969	$101,877
2004	—	2,038	2,946	4,984
2005	—	2,177	1,936	4,113
2006	—	2,323	1,450	3,773
2007	—	2,224	1,240	3,464
Thereafter	—	11,095	2,101	13,196
Total	$95,000	$21,765	$14,642	$131,407

CONSOLIDATED BALANCE SHEETS

MarineMax, Inc. and Subsidiaries

(amounts in thousands except share and per share data)

	September 30, 2002	September 30, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 4,323**	$ 9,997
Accounts receivable	**14,268**	12,614
Inventories	**164,121**	147,956
Prepaids and other current assets	**3,613**	1,686
Current deferred tax asset	**213**	—
Total current assets	**186,538**	172,253
Property and equipment, net	**64,016**	51,780
Goodwill, net	**49,589**	39,992
Other long-term assets	**1,003**	465
Total assets	**$301,146**	$264,490
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 9,283**	$ 4,772
Customer deposits	**9,149**	7,182
Accrued expenses	**15,772**	12,364
Short-term borrowings	**95,000**	98,000
Current maturities of long-term debt	**1,908**	2,217
Current deferred tax liabilities	**—**	271
Total current liabilities	**131,112**	124,806
Other liabilities	**502**	3,138
Deferred tax liabilities	**4,485**	2,430
Long-term debt, net of current maturities	**19,857**	6,423
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.001 par value, 1,000,000 shares authorized, none issued or outstanding at September 30, 2002 and 2001	**—**	—
Common stock, $.001 par value; 24,000,000 shares authorized, 15,285,704 and 15,221,378 shares issued and outstanding at September 30, 2002 and 2001, respectively	**15**	15
Additional paid-in capital	**64,037**	63,931
Retained earnings	**81,156**	64,091
Treasury stock, at cost, 2,349 and 55,745 shares held at September 30, 2002 and 2001, respectively	**(18)**	(344)
Total stockholders' equity	**145,190**	127,693
Total liabilities and stockholders' equity	**$301,146**	$264,490

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

MarineMax, Inc. and Subsidiaries

(amounts in thousands except share and per share data)

	For the Year Ended September 30, 2002	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000
Revenue	**$540,716**	$504,071	$550,654
Cost of sales	**416,137**	383,984	419,080
Gross profit	**124,579**	120,087	131,574
Selling, general, and administrative expenses	**95,567**	92,734	92,520
Income from operations	**29,012**	27,353	39,054
Interest expense, net	**1,264**	2,396	4,127
Income before income taxes	**27,748**	24,957	34,927
Income tax provision	**10,683**	9,608	13,534
Net income	**$ 17,065**	$ 15,349	$ 21,393
Basic net income per common share	**$ 1.12**	$ 1.01	$ 1.41
Diluted net income per common share	**$ 1.10**	$ 1.01	$ 1.41
Weighted average number of common shares used in computing net income per common share:			
Basic	**15,270,827**	15,220,322	15,201,052
Diluted	**15,540,973**	15,238,719	15,204,182

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

MarineMax, Inc. and Subsidiaries

(amounts in thousands except share data)

	Common Stock		Additional			Total
	Shares	Amount	Paid-in Capital	Retained Earnings	Treasury Stock	Stockholders' Equity
BALANCE, September 30, 1999	15,136,966	$15	$62,859	$27,360	$ —	$ 90,234
Net income	—	—	—	21,393	—	21,393
Issuance of common stock	84,814	—	713	—	—	713
BALANCE, September 30, 2000	15,221,780	15	63,572	48,753	—	112,340
Net income	—	—	—	15,349	—	15,349
Purchase of treasury stock	(81,413)	—	—	—	(501)	(501)
Issuance of treasury stock	25,668	—	5	(11)	157	151
Issuance of common stock	55,343	—	354	—	—	354
BALANCE, September 30, 2001	15,221,378	15	63,931	64,091	(344)	127,693
Net income	—	—	—	17,065	—	17,065
Issuance of treasury stock	53,396	—	(5)	—	326	321
Issuance of common stock	10,930	—	111	—	—	111
BALANCE, September 30, 2002	**15,285,704**	**$15**	**$64,037**	**$81,156**	**$ (18)**	**$145,190**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

MarineMax, Inc. and Subsidiaries

(amounts in thousands)

	For the Year Ended September 30, 2002	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000
Cash Flows from Operating Activities:			
Net income	**$ 17,065**	$ 15,349	$ 21,393
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**3,614**	3,984	3,043
Deferred income tax provision	**1,570**	1,092	243
Gain on sale of property and equipment	**(70)**	(30)	(31)
Other	**80**	144	65
(Increase) decrease in—			
Accounts receivable	**(290)**	6,231	(4,003)
Inventories	**3,531**	(32,879)	30,132
Prepaids and other assets	**(2,318)**	1,802	(1,436)
Increase (decrease) in—			
Accounts payable	**(1,681)**	(945)	(9,100)
Customer deposits	**1,967**	(8,821)	5,046
Accrued expenses and other liabilities	**(364)**	(2,194)	3,793
Short-term borrowings	**(18,942)**	25,900	(33,341)
Net cash provided by operating activities	**4,162**	9,633	15,804
Cash Flows from Investing Activities:			
Cash used in business acquisitions, net of cash acquired	**(15,022)**	(5,585)	(4,544)
Purchases of property and equipment	**(7,516)**	(8,940)	(7,003)
Proceeds from sale of property and equipment	**287**	86	628
Net cash used in investing activities	**(22,251)**	(14,439)	(10,919)
Cash Flows from Financing Activities:			
Issuance of common stock	**352**	361	648
Borrowings on long-term debt	**13,100**	3,186	—
Repayments on long-term debt	**(1,037)**	(826)	(1,247)
Purchase of treasury stock	**—**	(501)	—
Net cash provided by (used in) financing activities	**12,415**	2,220	(599)
Net Increase (Decrease) in Cash and Cash Equivalents	**(5,674)**	(2,586)	4,286
Cash and Cash Equivalents, beginning of period	**9,997**	12,583	8,297
Cash and Cash Equivalents, end of period	**$ 4,323**	$ 9,997	$ 12,583
Supplemental Disclosures of Non-Cash Investing and Financing Activities:			
Assumption of debt (primarily inventory financing) in conjunction with the purchase of property and equipment and businesses acquired	**$ 17,005**	$ —	$ 7,297

See accompanying notes.

1. COMPANY BACKGROUND AND BASIS OF PRESENTATION:

We were incorporated in Delaware in January 1998, and are the largest recreational boat retailer in the United States. We engage primarily in the retail sale, brokerage, and service of new and used boats, motors, trailers, marine parts, and accessories. As of September 30, 2002, we operated through 59 retail locations in 13 states, consisting of Arizona, California, Delaware, Florida, Georgia, Minnesota, Nevada, New Jersey, North Carolina, Ohio, South Carolina, Texas, and Utah.

We are the nation's largest retailer of Sea Ray, Boston Whaler, and Hatteras Yachts, all of which are manufactured by Brunswick Corporation (Brunswick), the world's largest manufacturer of marine products. Sales of new Brunswick boats (including Hatteras Yachts, which Brunswick acquired in November 2001) accounted for approximately 65%, 70%, and 68% of our revenue in fiscal 2002, 2001, and 2000, respectively. We believe we represented approximately 11% of all Brunswick marine product sales during the same periods.

We have entered into dealership agreements with the Sea Ray, Boston Whaler, Hatteras Yachts, Mercury Marine, and Baja Marine Corporation, all subsidiaries or divisions of Brunswick. These agreements allow us to purchase, stock, sell, and service Brunswick boats and products. These agreements also allow us to use Brunswick's names, trade symbols and intellectual properties.

Each of our operating dealership subsidiaries that carry the Sea Ray product line is a party to a multi-year dealer agreement with Brunswick covering Sea Ray products, expiring beginning in 2008, and is the exclusive dealer of Sea Ray boats in its geographic markets. Our subsidiary, MarineMax Motor Yachts, Inc., is a party to a dealer agreement with Hatteras Yachts. The agreement gives us the right to sell Hatteras Yachts throughout the state of Florida (excluding the Florida Panhandle), and the state of Texas, as well as the U.S. distribution rights for Hatteras products over 82 feet.

As is typical in the industry, we deal with manufacturers, other than the Sea Ray division of Brunswick, under renewable annual dealer agreements, each of which gives us the right to sell various makes and models of boats within a given geographic region. Any change or termination of these agreements for any reason, including changes in competitive, regulatory, or marketing practices, including rebate or incentive programs, could adversely affect our results of operations. Although there are a limited number of manufacturers of the type of boats and products that we sell, we believe that other suppliers could provide similar boats and products on comparable terms. A change in suppliers, however, could cause a potential loss of revenue, which would affect operating results adversely.

The consolidated financial statements include our accounts and the accounts of our subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts have been eliminated.

2. ACQUISITIONS:

We have significantly expanded our operations through the acquisition of 18 recreational boat dealers, two boat brokerage operations, and one full-service yacht repair facility since our formation. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including, in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated. The following are the acquisitions we have completed during the years ending September 30, 2002, 2001, and 2000.

In July 2002, we purchased inventory and certain equipment from the previous San Diego-based Sea Ray dealer (San Diego) for approximately $100,000 in cash including acquisition costs, and assumed liabilities. We will initially operate a single retail store and a separate service facility. The acquisition was accounted for under the purchase method of accounting, which resulted in the recognition of approximately $100,000 in goodwill, including acquisition costs. This purchase enhances our ability to serve consumers in our western operations. San Diego has been included in our consolidated financial statements since the date of acquisition.

In April 2002, we acquired the net assets of Gulfwind Marine Partners, Inc. and Affiliates (Gulfwind), including related property and buildings, for approximately $16.0 million in cash, including acquisition costs, and assumed certain liabilities. Gulfwind operates sales and service facilities located in Sarasota, Venice, and Cape Haze, Florida. Gulfwind generated approximately $60.0 million of revenue in its most recently completed fiscal year, and the acquisition expands our ability to serve consumers in the west Florida boating community. The acquisition was accounted for using the purchase method of accounting, which resulted in the recognition of approximately $9.5 million in goodwill, including acquisition costs. Gulfwind has been included in our consolidated financial statements since the date of acquisition.

In January 2001, we acquired the net assets of Associated Marine Technologies, Inc. (Associated), including the assumption of certain liabilities and related property and buildings, for approximately $5.6 million in cash, including acquisition costs. Associated operates a full-service yacht repair facility near Ft. Lauderdale, Florida. The acquisition allows us to better serve our Hatteras and yacht customers. The acquisition was accounted for under the purchase method of accounting, which resulted in the recognition of approximately $2.3 million in goodwill. Associated has been included in our consolidated financial statements since the date of acquisition.

In April 2000, we acquired the net assets of Clark's Landing at Greenbrook, Inc., Clark's Landing at Lake Hopatcong, Inc., and Clark's Landing at Dredge Harbor, Inc. (collectively Clark's) for approximately $3.6 million in cash, including acquisition costs. We assumed or retired certain liabilities, including the outstanding floor plan obligations related to new boat inventories. The acquisition expanded our presence to include the entire state of New Jersey. The acquisition was accounted for under the purchase method of accounting, which resulted in the recognition of approximately $4.4 million in goodwill. Clark's has been included in our consolidated financial statements since the date of acquisition.

In December 1999, we acquired the net assets of Duce Marine, Inc. (Duce) for approximately $1.2 million in cash, including acquisition costs. We assumed certain liabilities, including the outstanding floor plan obligations related to new boat inventories. The acquisition was accounted for under the purchase method of accounting, which resulted in the recognition of approximately $1.0 million in goodwill. Duce has been included in our consolidated financial statements since the date of acquisition.

The unaudited pro forma results of operations are presented for informational purposes only. The unaudited pro forma results of operations include an adjustment to record income taxes as if the significant acquisitions were taxed as C corporations from the beginning of the period presented until their respective acquisition dates. The unaudited pro forma results of operations do not include adjustments to remove certain private company expenses, which will not be incurred in future periods. The unaudited pro forma results of operations may not necessarily reflect our future results of operations or what the results of operations would have been had we owned and operated these businesses as of the beginning of the period presented.

Our unaudited pro forma consolidated results of operations, assuming all 2002 significant acquisitions accounted for under the purchase method of accounting had occurred at the beginning of each period presented, are as follows for the years ended September 30:

(unaudited amounts in thousands except earnings per share)	**2002**	2001
Revenue	**$566,036**	$567,402
Net income	**$ 17,134**	$ 16,400
Basic earnings per share	**$ 1.12**	$ 1.08
Diluted earnings per share	**$ 1.10**	$ 1.08

The fiscal 2001 and 2000 acquisitions were not significant to our consolidated results of operations. Accordingly, pro forma results of operations, assuming the acquisitions had occurred at the beginning of those periods, have not been presented.

3. SIGNIFICANT ACCOUNTING POLICIES:

Statements of Cash Flows

For purposes of the consolidated statements of cash flows, we consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

We made interest payments of approximately $1.3 million, $2.4 million, and $4.6 million for the years ended September 30, 2002, 2001, and 2000, respectively, including interest on debt to finance our real estate holdings and new boat inventory, net of interest assistance provided by manufacturers. We made income tax payments of approximately $7.5 million, $8.1 million, and $13.1 million for the years ended September 30, 2002, 2001, and 2000, respectively.

Inventories

New and used boat inventories are stated at the lower of cost, determined on a specific-identification basis, or market. Parts and accessories are stated at the lower of cost, determined on the first-in, first-out basis, or market.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Useful lives for purposes of computing depreciation are as follows:

	Years
Buildings and improvements	5–40
Machinery and equipment	5–10
Furniture and fixtures	5–10
Vehicles	5

The cost of property and equipment sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting gain or loss is included in the consolidated statements of operations. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and improvements are capitalized and amortized over their useful lives.

Goodwill and Other Assets

Goodwill and other assets consist primarily of the cost of acquired businesses in excess of the fair value of net assets acquired and other intangible assets. We annually evaluate the recoverability of goodwill and intangible assets and take into account events or circumstances that warrant revised estimates of useful lives or indicate that an impairment exists. For the years ended September 30, 2001 and 2000, we amortized goodwill over 40 years on a straight-line basis and goodwill amortization expense was approximately $1.0 million and $900,000, respectively. There was no amortization expense for the year ended September 30, 2002. Accumulated amortization of goodwill was approximately $2.6 million at September 30, 2002 and 2001.

Customer Deposits

Customer deposits primarily include amounts received from customers toward the purchase of boats. We recognize these deposits as revenue upon delivery of the related boats to customers.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales and parts and service operations at the time the boat, motor, trailer or part is delivered to or accepted by the customer or service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize commissions earned by us for placing notes with financial institutions in connection with customer boat financing when the related boat sale is recognized. We also recognize marketing fees earned on credit life, accident and disability, and hull insurance products sold by third-party insurance companies when the related boat sale is recognized. Pursuant to negotiated agreements with financial and insurance institutions, we are charged back for a portion of these fees should the customer terminate or default on the related finance or insurance contract before it is outstanding for a stipulated minimal period of time. The chargeback reserve, which was not material to the consolidated financial statements taken as a whole as of September 30, 2002 or 2001, is based on our experience with repayments or defaults on the related finance or insurance contracts.

We recognize commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies at the later of customer acceptance of the service contract terms as evidenced by contract execution, or recognition of the related boat sale. The Company is charged back for a portion of these commissions should the customer terminate or default on the service contract prior to its scheduled maturity. The chargeback reserve, which was not material to the consolidated financial statements taken as a whole as of September 30, 2002 or 2001, is based upon our experience with repayments or defaults on the service contracts.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred and are included in selling, general, and administrative expenses in the accompanying consolidated statements of operations. Total advertising and promotional expenses, net of related co-op assistance, approximated $7.0 million, $4.9 million and $4.3 million for the years ended September 30, 2002, 2001, and 2000, respectively.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to cash and cash equivalents are limited primarily to financial institutions. Concentrations of credit risk arising from receivables are limited primarily to manufacturers and financial institutions.

New Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of SFAS 4, 'Reporting Gains and Losses from Extinguishment of Debt,' Rescission of SFAS 44, 'Accounting for Intangible Assets of Motor Carriers,' Rescission of SFAS 64, 'Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements,' Amendment of SFAS 13, 'Accounting for Leases,' and Technical Corrections" (SFAS 145). SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We do not expect SFAS 145 to have a material effect on our financial statements.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses the financial accounting and reporting for the costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect SFAS 146 to have a material effect on our financial statements.

In November 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus on issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor." EITF 02-16 establishes the accounting standards for the recognition and measurement of cash consideration paid by a vendor to a reseller. EITF 02-16 is effective for interim period financial statements beginning after December 15, 2002, with early adoption permitted. We have not yet determined the impact, if any, EITF 02-16 will have on our financial statements.

Fair Value of Financial Instruments

The carrying amount of our financial instruments approximates fair value due either to length of maturity or existence of interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

4. ACCOUNTS RECEIVABLE:

Trade receivables consist primarily of receivables from financial institutions, which provide funding for customer boat financing, and amounts due from financial institutions earned from arranging financing with our customers. These receivables are normally collected within 30 days of the sale. Trade receivables also include amounts due from customers on the sale of boats, parts, and service. Amounts due from manufacturers represent receivables for various manufacturer programs and parts and service work performed pursuant to the manufacturers' warranties. The accounts receivable balances consisted of the following as of September 30, 2002 and 2001:

(amounts in thousands)	**September 30, 2002**	September 30, 2001
Trade receivables	**$ 9,036**	$ 7,543
Amounts due from manufacturers	**4,590**	4,603
Other receivables	**642**	468
	$14,268	$12,614

5. INVENTORIES:

Inventories consisted of the following as of September 30, 2002 and 2001:

(amounts in thousands)	**September 30, 2002**	September 30, 2001
New boats, motors and trailers	**$137,924**	$123,731
Used boats, motors and trailers	**21,980**	19,596
Parts, accessories and other	**4,217**	4,629
	$164,121	$147,956

6. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of September 30, 2002 and 2001:

(amounts in thousands)	**September 30, 2002**	September 30, 2001
Land	**$ 19,763**	$ 17,138
Buildings and improvements	**40,123**	30,570
Machinery and equipment	**10,637**	8,498
Furniture and fixtures	**7,277**	6,350
Vehicles	**3,373**	2,878
	81,173	65,434
Less—Accumulated depreciation and amortization	**(17,157)**	(13,654)
	$ 64,016	$ 51,780

During the year ended September 30, 2000, the Company entered into a contract to acquire undeveloped land, for $3.0 million, from a principal Officer and Director of the Company. The Company believes the terms of the transaction are consistent with those the Company could obtain from third parties. During the year ended September 30, 2001, the Company contracted with third-party developers to construct a retail sales facility on the acquire land.

7. GOODWILL AND OTHER INTANGIBLE ASSETS:

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. We elected to early adopt SFAS 142 in fiscal 2002. SFAS 142 requires that the first step of the transitional goodwill impairment test to be completed within six months from the date of initial adoption of the statement. We completed the transitional goodwill impairment test, which resulted in no impairment of goodwill. We have also completed the annual goodwill impairment test at June 30, 2002, which resulted in no impairment of goodwill. We will continue to test goodwill for impairment annually on June 30.

The changes in the carrying amount of goodwill, net for the fiscal years ended September 30, 2002 and 2001, are as follows:

(amounts in thousands)	**September 30, 2002**	September 30, 2001
Beginning balance	**$39,992**	$38,690
Goodwill acquired during the period	**9,597**	2,349
Amortization of goodwill	—	(1,047)
Ending balance	**$49,589**	$39,992

The following presents the reduction of goodwill amortization, net of related tax effects, due to the adoption of SFAS 142 in fiscal 2002 on the results of operations for the fiscal years ended September 30, 2001 and 2000:

(amounts in thousands except share and earnings per share data)	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000
Net income as reported	$15,349	$21,393
Goodwill amortization adjusted for income taxes	699	588
Adjusted net income	$16,048	$21,981
Diluted earnings per share:		
Net income per common share	$ 1.01	$ 1.41
Goodwill amortization	.04	.04
Adjusted net income per common share	$ 1.05	$ 1.45
Weighted-average common shares outstanding	15,238,719	15,204,182
Basic earnings per share:		
Net income per common share	$ 1.01	$ 1.41
Goodwill amortization	.04	.04
Adjusted net income per common share	$ 1.05	$ 1.45
Weighted-average common shares outstanding	15,220,322	15,201,052

8. SHORT-TERM BORROWINGS:

In December 2001, we entered into a revolving credit facility (Facility) with four finance institutions that provides us a line of credit with asset-based borrowing availability of up to $220 million. The Facility also allows us $20 million in traditional floorplan borrowings. The Facility has a three-year term, with two one-year renewal options. The Facility accrues interest at a rate of LIBOR plus 175 to 260 basis points, which is determined in accordance with a Performance Pricing grid, as defined in the agreement. Borrowings under the Facility are pursuant to a borrowing base formula and are used primarily for working capital and inventory financing. The Facility requires us to maintain certain financial covenants, including a tangible net worth ratio, among other restrictions. As of September 30, 2002, we were in compliance with all of the financial covenants.

Short-term borrowings as of September 30, 2002 and 2001 were $95.0 million and $98.0 million, respectively. The additional available borrowings under the Facilities at September 30, 2002 were approximately $62.5 million. At September 30, 2002, the interest rate on the outstanding borrowings was 3.6%. Generally, the Company's short-term borrowings are collateralized by certain accounts receivable and inventories.

As is common in our industry, we receive interest assistance directly from boat manufacturers, including Brunswick. The interest assistance programs vary by manufacturer and generally include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to us or our lender depending on the arrangements the manufacturer has established. Discontinuance of these programs could result in a material increase in interest expense.

9. LONG-TERM DEBT:

Long-term debt consisted of the following as of September 30, 2002 and 2001:

(amounts in thousands)	**September 30, 2002**	September 30, 2001
Various mortgage notes payable to financial institutions, due in monthly installments ranging from $3,500 to $59,700, bearing interest at rates ranging from 3.79% to 7.75%, maturing February 2006 through September 2012, collateralized by machinery and equipment	**$21,467**	$ 8,309
Various notes payable to financial institutions, due in monthly installments ranging from $1,000 to $2,200, bearing interest at rates ranging from 7.90% to 9.79%, maturing June 2006 through March 2010, collateralized by certain vehicles and machinery and equipment	**298**	331
	21,765	8,640
Less—Current maturities	**(1,908)**	(2,217)
	$19,857	$ 6,423

The aggregate maturities of long-term debt were as follows at September 30, 2002:

Year Ending September 30,	*(amounts in thousands)*
2003	$ 1,908
2004	2,038
2005	2,177
2006	2,323
2007	2,224
Thereafter	11,095
Total	$21,765

10. INCOME TAXES:

The components of our provision for income taxes consisted of the following for the years ended September 30, 2002, 2001, and 2000:

(amounts in thousands)	**For the Year Ended September 30, 2002**	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000
Current provision:			
Federal	**$ 8,243**	$7,737	$11,728
State	**870**	779	1,563
Total current provision	**9,113**	8,516	13,291
Deferred provision:			
Federal	**$ 1,427**	$ 993	$ 219
State	**143**	99	24
Total deferred provision	**1,570**	1,092	243
Total income tax provision	**$10,683**	$9,608	$13,534

Below is a reconciliation of the statutory federal income tax rate to our effective tax rate for the years ended September 30, 2002, 2001, and 2000:

	For the Year Ended September 30, 2002	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000
Federal tax provision	**35.0%**	35.0%	35.0%
State tax provision, net of federal benefit	**3.3%**	3.0%	3.4%
Other	**0.2%**	0.5%	0.4%
Effective tax rate	**38.5%**	38.5%	38.8%

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The components of deferred taxes are as follows:

(amounts in thousands)	**September 30, 2002**	September 30, 2001
Current deferred tax assets (liabilities):		
Inventories	**$ (701)**	$ (804)
Accrued expenses	**632**	472
Other	**282**	61
Net current deferred tax assets (liabilities)	**$ 213**	$ (271)
Long-term deferred tax assets (liabilities):		
Depreciation and amortization	**$(4,754)**	$(2,545)
Other	**269**	115
Net long-term deferred tax liabilities	**$(4,485)**	$(2,430)

As of September 30, 2002, we estimated that it is more likely than not that we will recognize the benefit of our deferred tax assets and, accordingly, no valuation allowance has been recorded.

11. STOCKHOLDERS' EQUITY:

In November 2000, our Board of Directors approved a share repurchase plan allowing our company to repurchase up to 300,000 shares of our common stock. Under the plan, we may buy back common stock from time to time in the open market or in privately negotiated blocks, dependent upon various factors, including price and availability of the shares, and general market conditions. As of September 30, 2002, we purchased an aggregate of 81,413 shares of common stock under the plan for an aggregate purchase price of $501,000. As of September 30, 2002, 79,064 of those repurchased shares have been reissued in conjunction with our Employee Stock Purchase Plan. We periodically issue shares of our common stock for our Employee Stock Purchase Plan, to our Board of Directors and for exercised options.

In February 2001, our stockholders authorized an amendment to our company's certificate of incorporation to reduce the total number of authorized shares of stock from 45.0 million to 25.0 million, consisting of 24.0 million shares of common stock and 1.0 million shares of preferred stock, and authorized our Board of Directors, without further action of stockholders, to increase the total number of shares of stock from the reduced amount to the amount of 45.0 million, consisting of 40.0 million shares of common stock and 5.0 million shares of preferred stock.

12. STOCK AND OPTION PLANS:

On April 5, 1998 and April 30, 1998, respectively, the Board of Directors adopted and the stockholders approved the following stock option plans:

1998 Incentive Stock Plan (the Incentive Stock Plan)—The Incentive Stock Plan provides for the grant of incentive and non-qualified stock options to acquire our common stock, the direct grant of common stock, the grant of stock appreciation rights, and the grant of other cash awards to key personnel, directors, consultants, independent contractors, and others providing valuable services to us. A maximum of the lesser of 4,000,000 shares or 20% of the then outstanding shares of our common stock may be issued under the Incentive Stock Plan. The Incentive Stock Plan terminates in April 2008, and options may be granted at any time during the life of the Incentive Stock Plan. The date on which options vest and the exercise prices of options are determined by the Board of Directors or the Plan Administrator.

The Incentive Stock Plan also includes an Automatic Grant Program providing for the automatic grant of options (Automatic Options) to our non-employee directors.

Employee Stock Purchase Plan (the Stock Purchase Plan)—The Stock Purchase Plan provides for up to 500,000 shares of common stock to be issued, and is available to all our regular employees who have completed at least one year of continuous service.

The Stock Purchase Plan provides for implementation of up to 10 annual offerings beginning on the first day of October in the years 1998 through 2007, with each offering terminating on September 30 of the following year. Each annual offering may be divided into two six-month offerings. For each offering, the purchase price per share will be the lower of (i) 85% of the closing price of the common stock on the first day of the offering or (ii) 85% of the closing price of the common stock on the last day of the offering. The purchase price is paid through periodic payroll deductions not to exceed 10% of the participant's earnings during each offering period. However, no participant may purchase more than $25,000 worth of common stock annually.

We account for stock-based compensation plans under Accounting Principles Board Opinion No. 25 (APB 25), under which no compensation cost has been recognized. SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance of SFAS 123 been adopted. For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Year Ended September 30, 2002	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000
Risk-free interest rate	**2.2%**	4.4%	6.3%
Dividend yield	**0.0%**	0.0%	0.0%
Expected life	**5.8 years**	7.6 years	8.4 years
Volatility	**44.4%**	43.6%	41.6%

Using these assumptions, the fair value of the stock options granted as of September 30, 2002, 2001, and 2000 is approximately $7.5 million, $7.4 million, and $6.3 million, respectively, which would be amortized as compensation expense over the vesting period of the options. Had compensation cost been determined consistent with SFAS 123, utilizing the assumptions detailed above, our net income and net income per share, as reported would have been the following pro forma amounts:

(amounts in thousands except per share data)	**For the Year Ended September 30, 2002**	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000
Net income:			
As reported	**$17,065**	$15,349	$21,393
Pro forma	**$16,374**	$13,163	$20,474
Diluted earnings per share:			
As reported	**$ 1.10**	$ 1.01	$ 1.41
Pro forma	**$ 1.05**	$ 0.86	$ 1.35

A summary of the status of our stock option plans for the years ended September 30, 2002, 2001, and 2000:

	2002		2001		2000	
	Options	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding beginning of year	**2,273,209**	**$10.85**	2,273,539	$11.04	1,579,944	$12.45
Granted	**356,160**	**$ 8.84**	327,772	$ 8.71	1,178,070	$ 9.65
Exercised	**(3,851)**	**$12.50**	—	—	—	—
Forfeited	**(247,152)**	**$10.69**	(328,102)	$10.98	(484,475)	$12.21
Outstanding end of year	**2,378,366**	**$10.55**	2,273,209	$10.85	2,273,539	$11.04

The following table summarizes information about outstanding and exercisable stock options at September 30, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$ 5.00– 7.00	5,000	8.1	$ 6.63	—	—
$ 7.01– 9.00	747,494	8.4	$ 7.99	16,667	$ 8.29
$ 9.01–11.00	487,125	7.2	$ 9.75	68,500	$10.00
$11.01–13.00	1,045,647	5.6	$12.48	454,562	$12.49
$13.01–15.00	93,100	6.2	$13.72	64,000	$13.75
	2,378,366	6.9	$10.55	603,729	$12.22

Generally, the options granted have a term of 10 years from the grant date and vest 20% per annum beginning at the end of year three.

13. NET INCOME PER SHARE:

The following is a reconciliation of the shares used in the denominator for calculating basic and diluted earnings per share for the years ended September 30, 2002, 2001, and 2000:

(amounts in thousands)	**For the Year Ended September 30, 2002**	For the Year Ended September 30, 2001	For the Year Ended September 30, 2000
Weighted-average common shares outstanding used in calculating basic earnings per share	**15,270,827**	15,220,322	15,201,052
Effect of dilutive options	**270,146**	18,397	3,130
Weighted-average common and common equivalent shares used in calculating diluted earnings per share	**15,540,973**	15,238,719	15,204,182

Options to purchase 1,136,201, 1,757,048, and 1,803,320 shares of common stock were outstanding as of September 30, 2002, 2001, and 2000, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of our common stock.

14. COMMITMENTS AND CONTINGENCIES:

Lease Commitments

We lease certain land, buildings, machinery, equipment, and vehicles related to our dealerships under non-cancelable third-party operating leases. Rental payments, including month-to-month rentals, were approximately $6.5 million, $6.2 million, and $5.9 million for the years ended September 30, 2002, 2001, and 2000, respectively. Rental payments to related parties under both cancelable and non-cancelable operating leases approximated $800,000 and $1.1 million for the years ended September 30, 2001 and 2000, respectively. There were no rental payments to related parties for the year ended September 30, 2002.

Future minimum lease payments under non-cancelable operating leases at September 30, 2002, were as follows:

Year Ending September 30,	*(amounts in thousands)*
2003	$ 4,969
2004	2,946
2005	1,936
2006	1,450
2007	1,240
Thereafter	2,101
Total	$14,642

Other Commitments

We are party to various legal actions arising in the ordinary course of business. The ultimate liability, if any, associated with these matters was not determinable at September 30, 2002. While it is not feasible to determine the outcome of these actions at this time, we do not believe that these matters will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

We are subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil, other chemicals and waste. We believe that we are in compliance with such regulations.

15. EMPLOYEE 401(k) PROFIT SHARING PLANS:

Effective January 1, 2001, we amended the MarineMax, Inc. 401(k) Profit Sharing Plan (the Plan). Employees are eligible to participate in the Plan following their 90-day introductory period starting either April 1 or October 1, provided that they are 21 years of age. Under the Plan, we match 50% of participants' contributions, subject to a maximum of 5% of each participants' compensation. We contributed, under the Plan, or pursuant to previous similar plans, amounts ranging from approximately $500,000 to approximately $800,000 for the years ended September 30, 2002, 2001, and 2000.

16. PREFERRED SHARE PURCHASE RIGHTS:

During September 2001, we adopted a Stockholders' Rights Plan that may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders. Under the Rights Plan, a dividend of one Preferred Share Purchase Right was issued for each share of common stock held by the stockholders of record as of the close of business on September 7, 2001. Each right entitles stockholders to purchase, at an exercise price of $50 per share, one-thousandth of a share of a newly created Series A Junior Participating Preferred Stock.

In general, subject to certain limited exceptions, the stock purchase rights become exercisable when a person or group acquires 15% or more of our common stock or a tender offer or exchange offer for 15% or more of our common stock is announced or commenced. After any such event, other stockholders may purchase additional shares of our common stock at 50% of the then-current market price. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors since the rights may be redeemed by us at $0.01 per stock purchase right at any time before any person or group acquires 15% or more of the outstanding common stock. The rights expire on August 28, 2011.

The Rights Plan adoption and Rights Distribution is a non-taxable event with no impact on our financial results.

17. SUBSEQUENT EVENTS:

In October 2002, our Board of Directors approved a share repurchase program authorizing us to repurchase up to 750,000 shares of our common stock. This increases the number of shares of our common stock that we can repurchase from 300,000 shares which was authorized in November 2000.

In November 2002, we exercised one of the two one-year renewal options for our revolving credit facility (Facility), which has been approved by the lenders. We entered into the Facility in December 2001 with an original term of three years. The exercise of this renewal option extends the maturity date to December 2005.

This Report of Independent Certified Public Accountants Is a Copy of a Report Previously Issued by Arthur Andersen LLP and Has Not Been Reissued by Arthur Andersen LLP.

To MarineMax, Inc.:

We have audited the accompanying consolidated balance sheets of MarineMax, Inc. (a Delaware corporation) and subsidiaries as of September 30, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MarineMax, Inc. and subsidiaries as of September 30, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Tampa, Florida,
October 18, 2001

Board of Directors and Shareholders
MarineMax, Inc.

We have audited the accompanying consolidated balance sheet of MarineMax, Inc. and subsidiaries as of September 30, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of MarineMax, Inc. and subsidiaries as of September 30, 2001, were audited by other auditors who have ceased operations and whose report dated October 18, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MarineMax, Inc. and subsidiaries at September 30, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States.

As discussed above, the financial statements of MarineMax, Inc. and subsidiaries as of September 30, 2001, and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 7, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of October 1, 2001. Our audit procedures with respect to the disclosures in Note 7 with respect to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill that is no longer being amortized to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 7 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

ERNST & YOUNG LLP

Tampa, Florida,
October 18, 2002
except for Note 17, as to which the date is December 16, 2002

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MarineMax, Inc. and Subsidiaries

Our common stock has been traded on the New York Stock Exchange under the symbol HZO since our initial public offering on June 3, 1998 at $12.50 per share. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the New York Stock Exchange.

	High	Low
2000		
First quarter	$11.00	$9.25
Second quarter	$ 9.94	$7.00
Third quarter	$ 8.13	$6.75
Fourth quarter	$ 6.75	$4.88

	High	Low
2001		
First quarter	$ 9.00	$5.50
Second quarter	$ 9.95	$7.30
Third quarter	$ 9.41	$6.00
Fourth quarter	$ 8.63	$6.31

	High	**Low**
2002		
First quarter	**$12.65**	**$ 7.65**
Second quarter	**$15.40**	**$10.85**
Third quarter	**$14.19**	**$ 9.00**
Fourth quarter (through November 29, 2002)	**$12.63**	**$ 7.15**

On November 29, 2002, the closing sale price of our common stock was $12.50 per share. On November 29, 2002, there were approximately 110 record holders and approximately 2,000 beneficial owners of our common stock.

C O R P O R A T E   D I R E C T O R Y

CORPORATE INFORMATION

Corporate Headquarters
18167 U.S. 19 North
Suite 499
Clearwater, Florida 33764
Telephone: 727-531-1700
Facsimile: 727-524-3954

Listing
NYSE Symbol "HZO"

Annual Stockholders' Meeting
Tuesday, February 4, 2003
9:00 AM
Belleview Biltmore Resort
25 Belleview Blvd.
Clearwater, Florida 33756

Legal Counsel
Greenberg Traurig
Phoenix, Arizona

Independent Certified Public Accountants
Ernst & Young LLP
Tampa, Florida

Transfer Agent
American Stock Transfer & Trust Company
New York, New York

GENERAL INFORMATION

Stockholders can obtain annual and quarterly reports filed with the Securities and Exchange Commission along with other corporate information upon written request to Investor Relations at the Corporate Headquarters.

Visit our website for dealer locations, product information, Company background and current news: http://www.marinemax.com

Forward-Looking Statement

Certain statements in this annual report are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report. These risks include the impact of seasonality and weather, general economic conditions and the level of consumer spending, the Company's ability to integrate acquisitions into existing operations and numerous other factors identified in the Company's Form 10-K and other filings with the Securities and Exchange Commission.























BOARD OF DIRECTORS

1 **William H. McGill, Jr.**
Chairman of the Board, Chief Executive Officer and President

3 **David L. Cochran**
Senior Vice President and Chief Operating Officer

4 **Robert D. Basham**
President and Chief Operating Officer, Outback Steakhouse, Inc.

5 **Richard R. Bassett**
Director, Retired President

6 **Gerald Benstock**
Chairman and Chief Executive Officer, Superior Uniform Group, Inc.

7 **Robert S. Kant, Esq.**
Principal Shareholder, Greenberg Traurig

8 **Stewart Turley**
Retired Chairman, Eckerd Corporation

9 **Dean S. Woodman**
Retired Managing Director, ING Baring

EXECUTIVE OFFICERS

1 **William H. McGill, Jr.**
Chairman of the Board, Chief Executive Officer and President

3 **David L. Cochran**
Senior Vice President and Chief Operating Officer

2 **Michael H. McLamb**
Executive Vice President, Chief Financial Officer and Secretary

10 **Michael J. Aiello**
Vice President

11 **Edward A. Russell**
Vice President

Designed by Curran & Connors, Inc. / www.curran-connors.com



Your most important meeting of the day.

MarineMax

DELIVERING THE BOATING DREAM

18167 U.S. Highway 19 North, Suite 499
Clearwater, FL 33764
(727) 531-1700 fax (727) 524-3954

HZO
Listed
NYSE
THE NEW YORK STOCK EXCHANGE

www.marinemax.com